BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

March 17, 2010	OUR FILE NUMBER
412,559-001
VIA EDGAR AND BY FEDERAL EXPRESS
WRITER’S DIRECT DIAL
Ms. Kathryn McHale	(415) 984-8833
Attorney Advisor
Division of Corporation Finance	WRITER’S E-MAIL ADDRESS
United States Securities and Exchange Commission	phealy@omm.com
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed February 16, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 5, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 3 to the S-4.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Please revise to update the financial statements and pro forma information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Ms. Kathryn McHale, March 17, 2010 - Page 2

Response:

The Company has revised the S-4 to include updated financial statements and pro forma information.

2.	Please revise your future Exchange Act filings to address the comments below as applicable. We may have further comments based on your responses.

Response:

The Company supplementally informs the Staff that it intends for disclosures in future filings under the Exchange Act to be consistent with the disclosures made in the S-4,including disclosures made in response to the Staff's comments.

3.
We note your response to comment 1 in our letter dated January 28, 2010. At the first use of “initial public offering” in the consent solicitation/prospectus, please revise to clarify that the term is intended to mean the first underwritten offer and sale of the company’s securities for cash, Please also distinguish this understanding of the term from the offer and sale of the company’s securities through a business combination transaction that you are registering on Form S-4.

Response:

The Company has revised the cover page of the consent solicitation/prospectus included in the S-4 in response to the Staff’s comment.

4.
We note your response to comment 2 in our letter dated January 28, 2010. Please tell us if the acquisition of all of the outstanding shares of the Manager and all of the outstanding membership interests of Holdings would require member approval if that part of the Conversion Transactions were presented on its own. If so, please revise to submit the acquisition as a separate proposal. Please note that the submission of the Conversion Transactions as two separate proposals does not impact your ability to condition the completion of the transactions on member approval of the separate proposals.

Response:

The Company believes that the acquisition of all of the outstanding shares of the Manager and all of the outstanding membership interests of Holdings would not require member approval under the operating agreement of the Fund if that portion of the Conversion Transactions were presented on its own.  However, the Company nonetheless wishes to provide members of the Fund with an opportunity to determine whether to approve the Conversion Transactions as a whole, including the acquisition of the outstanding shares of the Manager and the membership interests of Holdings.

Ms. Kathryn McHale, March 17, 2010 - Page 3

5.
We note your response to comment 3 in our letter dated January 28, 2010; however, we are unable to conclude, based on the analysis you have provided, whether or not the Manager’s compensation constitutes a significant adverse change under Article 2.40. Please provide a more robust analysis for how you reached this conclusion.

Response:

The Manager does not believe that the Conversion Transactions will result in a “significant adverse change” because (i) the Conversion Transactions entirely eliminate the payment by the Fund (or its successor) of ongoing fees to the Manager, and (ii) the Manager believes that the exchange of equity interests in the Manager and Holdings in exchange for newly issued shares of IMH Financial Corporation (the “Exchange”) does not fall within the definition of “roll-up” under the operating agreement.  In particular:

•
The Conversion Transactions Eliminate Management Fees under the Operating Agreement.  The Manager does not believe that the Conversion Transactions result in a “significant adverse change” in the Manager’s compensation because the Conversion Transactions eliminate in their entirety the payment of management fees from the Fund (or its successor) to the Manager.  Currently, and prior to giving effect to the Conversion Transactions, the Fund pays the Manager management fees and the Manager is entitled to retain a portion of gain on sale fees under the operating agreement of the Fund.  In accordance therewith, the management fees paid to the Manager by the Fund were $968,000, $1.1 million and $541,000 for the years ended December 31, 2007, 2008, and 2009, respectively; moreover, the Manager’s portion of gain on sale fees totaled $101,000, $401,000 and $0 for the years ended December 31, 2007, 2008 and 2009, respectively.  Because the Conversion Transactions eliminate the Manager’s rights to these fees, the Manager does not believe the Conversion Transactions result in a “significant adverse change” in the Manager’s compensation.

•
The Exchange is Outside of the Definition of Roll-up. The Manager also does not believe that the Exchange by itself falls within the definition of “roll-up” under the operating agreement of the Fund because the Exchange is not “a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly,” of the Fund.  Although the Exchange is conditioned upon the conversion of the Fund into IMH Financial Corporation, the Fund could otherwise complete the Exchange without it being the acquisition, merger, conversion or consolidation of the Fund.  Moreover, the shares are issued to the equity holders of the Manager and Holdings, not to the Manager itself.

However, as a part of its overall evaluation of the Conversion Transactions, the Manager also evaluated whether the Conversion Transactions as a whole (including the Exchange) would result in a “significant adverse change” in compensation to the Manager, considering the following items in particular:

Ms. Kathryn McHale, March 17, 2010 - Page 4

•
In addition to the elimination of the payment of management fees and gain on sale fees to the Manager after giving effect to the Conversion Transactions, the Manager believes that the Fund will benefit from the combined net earnings of the Manager and Holdings, which have historically been positive and which the Manager believes will increase in the future.  As a result of the Exchange, the Fund (or its successor) will incur additional operating expenses historically borne by the Manager or Holdings, but these operating expenses have historically been exceeded by the revenues earned by the Manager and Holdings.  In addition to the management fees paid by the Fund to the Manager (which will be eliminated in their entirety as a result of the Conversion Transactions) and the gain on sale fees (all of which will inure to the benefit of the Fund (or its successor) following completion of the Conversion Transactions), the Manager also retains 100% of the origination fees and points associated with the origination of new mortgage loans and the modification of, or extension of, existing mortgage loans (totaling $6 million, $3 million and $6 million for the years ended December 31, 2007, 2008, 2009, respectively).  Net earnings (which reflect deduction of all operating expenses, including historic salaries paid to the executive officers and employees) of the Manager were $2 million, $214,000 and $6 million for the years ended December 31, 2007, 2008 and 2009, respectively.  Moreover, the Manager expects the revenues of the Manager and the revenues of Holdings to increase in the future. As discussed under “Background of the Conversion Transactions—Fairness Opinion of Sutter Securities,” the Manager expects that the annual revenues of the Manager under the operating agreement of the Fund would range from $2.3 million to $12.3 million depending upon the assumptions discussed therein.  In addition, earnings from Holdings and its wholly owned subsidiary would also inure to the benefit of the Fund.  Such fees were $191,000 for the year ended December 31, 2009.  Under the Manager's current assumptions, the Manager projects that SWIM will earn approximately $1.6 million per year for the years ending December 31, 2010 through 2012, assuming member investments under management increase from approximately $10.4 million currently to $30 million.  If the Conversion Transactions are completed, net earnings of the Manager and Holdings will inure to the benefit of IMH Financial Corporation (as successor to the Fund) on an ongoing basis.  As a result, the Manager believes that the Conversion Transactions will not result in a “significant adverse change” in compensation to the Manager.

Ms. Kathryn McHale, March 17, 2010 - Page 5

•
Input from Independent Financial Advisers.  To assist the Manager in evaluating whether the number of shares to be issued to the equity holders of the Manager and Holdings in the Exchange is fair, the Manager sought input from independent financial advisors.  The Manager initially engaged ValueScope to provide a valuation of the Manager and Holdings.  The initial report and subsequent draft report provided substantially higher valuations than implied by the book value of the shares of IMH Financial Corporation to be issued to the Manager and Holdings in the Exchange.  The Manager also took the additional step of retaining Sutter Securities Incorporated, a reputable independent financial advisor with experience addressing the fairness of similar transactions, to provide its opinion on whether the Exchange was fair from a financial point of view.  The Manager subsequently received an opinion from Sutter Securities Incorporated that such exchange is fair from a financial point of view to the Fund and its members (other than the prior owners of the Manager and Holdings).  The Manager believes that if the Exchange is fair from a financial point of view to the Fund and its members (other than the prior owners of the Manager and Holdings), it would not result in a “significant adverse change” in compensation to the Manager.

•
Further restructuring to make substantially all of the shares issuable to the equity holders of the Manager and Holdings issuable upon consummation of an initial public offering or listing and to reduce the number and value of shares issued to the equity holders of the Manager and Holdings in the Exchange.  Subsequent to the time of receipt of the preliminary fairness opinion, the Manager has further restructured the Exchange to make the shares either (i) an initial public offering in excess of $50 million, or (ii) a listing on a national securities exchange and to make certain shares issuable to Messrs. Albers and Meris will also be subject to a four year lock-up, which may be released under certain circumstances.  The aggregate net invested capital amount in the Fund was $730,383,530.38 as of September 30, 2008, the date immediately prior to the suspension of redemptions. The Manager believes that if the market capitalization or book value (as adjusted for dividends or other distributions and net proceeds from new equity capital) exceeds that threshold, it would be indicative of a full recovery of initial invested capital of the members of the Fund.  While the Manager believes the Exchange was fair prior to these adjustments, as also supported by the fairness opinion of Sutter Securities Incorporated, Messrs. Albers and Meris agreed to reduce the value of the shares they will receive in the Exchange by limiting their liquidity through a four year lock-up and making the shares issuable only upon completion of the milestones of completing an initial public offering in excess of $50 million or listing on a national securities exchange.

Based on all of the above factors, the Manager concluded that the Conversion Transactions do not result in a “significant adverse change” to the Manager’s compensation. Rather than being significantly adverse, the Manager has concluded that the Conversion Transactions are fair and in the best interest of the Fund and its members.

The Company has added a new risk factor on pages 52 and 53 of the S-4 and revised the disclosure on page 269 and 270 of the S-4 in response to the Staff’s comment.  The Company has also filed the report of Sutter Securities Incorporated as Exhibit 99.5 to the S-4 in response to Comment 19.

Ms. Kathryn McHale, March 17, 2010 - Page 6

6.
We note your response to comment 4 in our letter dated January 28, 2010. We also note that the description of the company’s capital stock is qualified in its entirety by the provisions of the Delaware General Corporation Law on page 246. Please revise accordingly.

The Company has revised page 248 of the S-4 in response to the Staff’s comment.

7.
We note your response to comment 5 in our letter dated January 28, 2010. Please revise the “Special Dividend” discussion on page 24 to state that you intend to pay the dividend with investment income and proceeds from dispositions and not from net proceeds of the initial public offering. Please also revise the last risk factor on page 44 to discuss the reasons the company may not generate sufficient investment income and disposition proceeds to be able to pay the dividend. Please also revise your disclosure on page 103 in accordance with this comment.

Response:

The Company has revised pages 27, 50, 110 and 252 of the S-4 in response to the Staff’s comment.

8.
Please tell us, with a view towards revised disclosure, whether the company will consider paying the Special Dividend at any time after the twelve-month anniversary of the initial public offering if sufficient legally distributable funds are not available at the twelve-month anniversary.

Response:

The Special Dividend will not be payable if sufficient legally distributable funds are not available at the twelve-month anniversary of the Conversion Transactions.  The Company has revised pages 3, 9, 27, 50 and 110 of the S-4 in response to the Staff’s comment.

9.
We note your response to comment 6 in our letter dated January 28, 2010. It is unclear from your revised disclosure if there is any limit on the amount of time the board is given after the consummation of the initial public offering to make its determination to redeem Class C holders. Please disclose any such limitation. If there is no such limitation, please disclose that fact.

Response:

The Company has revised pages 4, 15, 28, 105 and 106 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, March 17, 2010 - Page 7

Cover Page of Consent Solicitation/Prospectus

10.
We note your response to comments 8 and 9 in our letter dated January 28, 2010. We also note that you have included the additional disclosure in response to these comments on the cover page of the registration statement. Please revise to include the additional disclosure on the cover page of the consent solicitation/prospectus as required by Item 501(b) of Regulation S-K. Please also disclose the expected book value of the shares to be issued in the transaction.

Response:

The Company has revised the cover page of the consent solicitation/prospectus in response to the Staff’s comment.

Termination of Selling Agreement, page 23

11.
Please revise to disclose, to the extent known, the exercise price of the warrants and the expected date of issuance, Please also discuss briefly the material terms of the selling agreements that will be terminated in exchange for the warrants.

Response:

The Company has revised pages 27, 52 and 102 of the S-4 in response to the Staff’s comment.

Risk Factors, page 40

The fairness opinion relating to the acquisitions of the Manager..., page 45

12.	Please revise this risk factor to state that the fairness opinion is limited to the acquisition of the Manager and Holdings and does not address the fairness of the Conversion Transactions as a whole.

Response:

The Company has revised page 51 of the S-4 in response to the Staff’s comment.

Your ownership percentage and proportionate interest..., page 47

13.	Please revise this risk factor to address specifically the warrants to be issued in exchange for the termination of the selling agreements.

Response:

The Company has revised page 52 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, March 17, 2010 - Page 8

Voting and Consents. page 76

14.
You state that the Fund reserves the right to extend, one or more times, the final date for receipt of written consents. Please tell us, with a view towards revised disclosure, if the Fund is permitted under state law to extend the final date for receipt of written consents indefinitely.

Response:

Although the Delaware General Corporation Law requires that a majority consent must be received within 60 days for a Delaware corporation, the Delaware Limited Liability Company Act and the operating agreement of the Fund, which governs the Fund, do not impose any such specific restrictions. Accordingly, the Fund believes that there are no specific restrictions on the time by which it must receive consents under Delaware law or under the operating agreement of the Fund.

Revocation of Consents, page 78

15.	Please disclose the address to which members should send their written notice of revocation and what information needs to be included in the notice.

Response:

The Company has revised page 84 of the S-4 in response to the Staff’s comment.

Background of the Conversion Transactions, page 84

16.
We note your response to comment 45 in our letter dated January 28, 2010. Item 4(b) of Form S-4 calls for disclosure regarding reports, opinions or appraisals “materially relating to the transaction”. Based on your response to our comment and the disclosure in the consent solicitation/prospectus, it is unclear that the ValueScope reports are not materially related to the transaction. We note, in that regard, that the ValueScope reports reflect a third-party determination of the value of the Manager and Holdings, both of which are being acquired as part of the transaction.

Response:

The Company has filed the ValueScope reports as Exhibits 99.2 and 99.3 to the S-4 in response to the Staff’s comment.

17.	Please disclose how the Manager utilized the reports provided by ValueScope and the reasons the Manager engaged Sutter Securities, rather than ValueScope, to provide a fairness opinion.

Response:

The Company has revised page 91 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, March 17, 2010 - Page 9

18.
It appears that the November report by ValueScope addresses, among other things, the fair market value of the Fund, but the December report does not address the fair market value of the Fund. Please explain the inconsistency.

Response:

The Company understands that the draft December report issued by ValueScope was meant to amend and clarify the signed November report.  In addition to correcting certain errors, the draft December report contained a revised valuation analysis of the Manager and Holdings.

Fairness Opinion of Sutter Securities, page 88

19.
We note your response to comment 48 in our letter dated January 28, 2010. We also note that you did not file the presentation provided to the Manager’s board of directors on February 8, 2010 as an exhibit to the registration statement. Please file this presentation as an exhibit to your next amendment. Refer to Item 21(c) of Form S-4.

Response:

The Company has filed this presentation as Exhibit 99.4 to the S-4 in response to the Staff’s comment.

Distributions Following Consummation of the Conversion Transactions and an Initial  Public Offering, page 103

20.
We note the disclosure you have added in response to our former comment 28 regarding your dividend policy in this section and on page 24: “With minimal existing debt and a significant equity base following the initial public offering, we anticipate our earnings will be sufficient to cover all operating expenses and any excess earnings will be available for distributions to our stockholders.” In addition, on page 24, you continue to claim that you “intend to make annual distributions per share generally comparable to historical amounts paid by the Fund...” There does not appear to be any basis for these statements given that you do not know if you will have a significant equity base following your IPO or what your earnings will be. In addition, on page 13 of the Prospectus, you state that “[you] may need a significant amount of time to fully invest the available net proceeds of any initial public offering...” which suggests that it may be some time before you could institute a quarterly dividend policy. Please revise your disclosure to present a more realistic description of your dividend policy.

Response:

The Company has revised pages 27, 28 and 110 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, March 17, 2010 - Page 10

Legal Proceedings, page 126

21.
Please tell us if the company is aware of any potential claims or judicial actions relating to the Conversion Transactions. If so, provide us with a brief summary of each claim or action and tell us your basis for not including disclosure in the consent solicitation/prospectus.

Response:

Based upon a communication from a member of the Fund reportedly to all members (but not the Manager), subsequent to the Company’s prior filing, the Company has revised page 134 of the S-4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information. page 128

22.
We note your response to prior comment 63 from our letter dated January 28, 2010. Please address the following regarding your conclusion that the Manager did not meet the criteria as having “power over activities” or a “significant financial interest” of the Fund:

a.
Tell us in greater detail how you determined that the Manager failed to meet the criteria for “power over activities.” Specifically in your response, address the fact that the Manager ultimately controls the complete operating processes from underwriting and origination to collection activities, and that the Manager provides all personnel, employees and management necessary to support the Fund’s operations.

Response:

The Company understands that this comment, as well as comment 40, relates to the consolidation of the Fund and the Manager under the provisions of FASB Interpretation No. 46(R) (FIN 46(R)) and the recently implemented SFAS 167.  The Manager believes that the central question is whether the Manager is the primary beneficiary of the Fund (a variable interest entity).  In order to be considered the primary beneficiary, the following must be applicable:

•	the Manager must have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•
the Manager must have the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Ms. Kathryn McHale, March 17, 2010 - Page 11

Under the definitions of FIN 46 (R), the interpretation of SFAS 167 and the guidance under ASC 810-10-25-38C, the Manager believes that, (a) the Manager does have the “power to direct” certain activities of the Fund (a variable interest entity), but only within strict and narrow standards and policies set forth in the operating agreement of the Fund, but (b) the Manager does not have the obligation to absorb losses or have the right to receive any benefits that could be significant.  Because both of these criteria are not met, the Manager believes that the Manager is not the primary beneficiary of the Fund.

b.
Explain in greater detail how you determined it was appropriate to consider that the fees received by the Manager associated with the underwriting and origination process were “separate and apart from the Fund’s ultimate investment” given that these fees seem integral to the overall management of the Fund in that the Fund has to purchase the loans that you selected for underwriting and origination.

Response:

During the Company’s consideration of FIN 46R (codified substantially in ASC 810-10-15), the Company determined that while the Manager has certain elements of control due to its nature as a service provider to the Fund, ultimately, the members of the Fund retain significant control due to their ability to replace the Manager with no material limitations under the terms of the operating agreement of the Fund (often referred to as “kick-out rights”).  The Company agrees with the Staff’s statement that the loans originated by the Manager on behalf of the Fund create revenues for the Fund.  However, the Company concluded this relationship is not a variable interest as defined by FIN 46R because it is not an interest that fluctuates based on the fair value of the assets and/or liabilities of the Fund.  Rather, the Manager earns this fee primarily to pay for origination costs plus a customary margin.

In addition, the Company concluded that because the Fund is not thinly capitalized, the members bear essentially all of the risks of ownership, and because the Manager has no obligation to absorb the expected losses or the right to benefit from the returns of the Fund, the Fund is not a variable interest entity as defined in Paragraph 5 of FIN 46R.

c.
We note the example described in the middle paragraph under the section entitled “Shared Power and Economic Substance” of the Staff speech referenced in your response differs from your situation in various ways. For instance, in the example provided, a single company has transferred assets to a structure to be managed by a third party. In your situation, the Manager directly selects and originates the assets to be transferred to the Fund, and you (as the Manager) directly receive fees from the underwriting, origination, and collection processes in addition to typical management fees.

Ms. Kathryn McHale, March 17, 2010 - Page 12

Response:

The Company has addressed this comment in its responses to comments 22(a) and 22(b).

23.
We note your response and revised disclosures to prior comment 67 from our letter dated January 28, 2010, including the additional disclosure of a purchase price allocation on page 136. Please address the following:

a.
You present a net working capital asset of $312,000 in your purchase price allocation table. Please revise to more clearly disclose how you calculated this number, and how the balance and/or adjustment is reflected on the face of your pro forma balance sheet for the period ended September 30, 2009.

Response:

The Company has revised page 142 of the S-4 in response to the Staff’s comment.

b.
You present Receivable and Other Assets of $922,000 in your purchase price allocation table. This does not appear to agree with the actual balance of $987,000 shown in the Manager’s column on the face of your pro forma balance sheet for the period ended September 30, 2009. Please revise to clarify this discrepancy or to reflect other adjustments made.

Response:

The Company has revised page 142 of the S-4 in response to the Staff’s comment.

c.
It appears you will acquire $89,000 in Cash and Cash Equivalents in the transaction, as reflected in the Manager’s column on the face of your pro forma balance sheet for the period ended September 30, 2009. For purposes of transparency, please revise to clarify how this amount is reflected in your reconciliation to the amounts presented in your purchase price allocation table.

Response:

The Company has revised page 142 of the S-4 in response to the Staff’s comment.

d.
It appears you will acquire approximately $1.2 million in Accrued Expenses and Other Liabilities in the transaction, as reflected in the Manager’s column on the face of your pro forma balance sheet for the period ended September 30, 2009. For purposes of transparency, please revise to clarify how this amount is reflected in your reconciliation to the amounts presented in your purchase price allocation table.

Response:

The Company has revised page 142 of the S-4 in response to the Staff’s comment.

Ms. Kathryn McHale, March 17, 2010 - Page 13

e.
In your revised disclosures related to pro forma financial information footnote 4(h), on page 140 you present a deferred tax asset of $1.9 million and a deferred tax liability of $1.9 million. We note that the deferred tax asset of $1.9 million is shown as a contra-liability account within the Deferred Tax Liability line item on the face of your pro forma balance sheet for the period ended September 30, 2009, and the related Note Reference is “c” rather than “h”. Please revise to label the Note Reference for your deferred tax asset pro forma adjustment as “h”, as this more accurately reflects the pro forma footnote in which this adjustment is described.

Response:

The Company has revised page 137 of the S-4 in response to the Staff’s comment.

f.
In addition, please also consider adding the Note Reference “h” to the deferred tax liability pro forma adjustment line item in addition to the current reference of “c”, as the deferred tax liability adjustment is described in both footnotes.

Response:

The Company has revised page 137 of the S-4 in response to the Staff’s comment

24.
We note your response and revised disclosures to prior comment 73 from our letter dated January 28, 2010, including the additional tabular disclosure of the computation of pro forma average shares of common stock in RIM on page 141. Please address the following:

a.	Please revise the title of this line item “Ending equity as of September 30, 2009” to indicate that the amount shown is only the Fund’s equity and does not include the Manager’s ending equity balance.

Response:

The Company has revised page 147 of the S-4 in response to the Staff’s comment

b.
We note on the face of your Statement of Operations for the year ended December 31, 2008 and the period ended September 30, 2009, that your “Weighted Average Membership Units Outstanding” were 67,333 and 73,038 at each period end, respectively. However, in your pro forma calculation on page 141, we note that the “Total units outstanding at September 30, 2009” equals the “Weighted average shares outstanding” for the period ended September 30, 2009. Please tell us why the “total” member units outstanding and the “weighted average” member units outstanding at September 30, 2009 do not differ.

Ms. Kathryn McHale, March 17, 2010 - Page 14

Response:

As a result of the Manager’s election to suspend certain activities of the Fund in 2008, as described in the S-4, the Manager on behalf of the Fund ceased to honor any redemption requests by members after October 1, 2008.  As a result, the number of membership units in the Fund has remained unchanged since that date. Accordingly, the actual number of membership units outstanding as of September 30, 2009 (and December 31, 2009) is equal to the weighted average number of membership units outstanding during the year ended December 31, 2009.

Management’s Discussion and Analysis of IMH Secured Loan Fund, LLC

Selected Financial Data, page 144

25.
We note your response and revised disclosures to prior comment 80 from our letter dated January 28, 2010, including the additional disclosure of your rollforward of allowance for credit losses by loan classification on pages 33 and 149. It appears the activity related to the provision for credit losses, which reflects an amount of $82 million at September 30, 2009, is incorrectly subtitled “Total charge-offs”. Please revise to appropriately title this line item “Total provision for credit losses”.

Response:

The Company has revised pages 36 and 154 of the S-4 in response to the Staff’s comment.

Borrower and Borrower Group Concentrations. page 163

26.
We note your response and revised disclosures to prior comment 76 from our letter dated January 28, 2010. In order to increase transparency, please further revise this section to disclose the type of loan(s) each of these borrowers or borrower groups hold with you (e.g., pre-entitled land held for investment, entitled land held for investment, construction-in-process, existing structure-improvements, etc.). Please also revise your related disclosures on page 176 accordingly.

Response:

The Company has revised page 177 and F-38 of the S-4 in response to the Staff’s comment. The Company supplementally informs the Staff that with the inclusion of December 31, 2009 data in the S-4, the interim disclosures previously appearing on page 176 of the prior amendment have been eliminated.

Ms. Kathryn McHale, March 17, 2010 - Page 15

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

Loan Modifications, page 178

27.
We note your response and revised disclosures to prior comment 94 from our letter dated January 28, 2010, including the additional tabular disclosure on page 179 in response to prior bullet point “e”. We also note from the disclosure added on page 176 that you added additional interest reserves on two loans that were modified during the fourth quarter 2008. If true, please revise to specifically confirm that these are the only modified loans or loans in default for which you advanced additional interest reserves for all periods presented.

Response:

In response to the Staff’s comment, the Company has revised pages 181 and 182 of the S-4 to clarify that other than the loans identified in the tables presented, no other loans were modified or extended since the fourth quarter of 2008 for which additional interest reserves were provided.

28.	Please tell us whether you have advanced additional interest reserves on any loans that were modified in the fourth quarter of 2009 or the first quarter of 2010.

Response:

In response to the Staff’s comment, the Company has revised pages 181 and 182 of the S-4 to disclose the amount of additional interest reserves applicable to loans that were modified or restructured in the fourth quarter of 2009.  No loans have been modified to date during the first quarter of the year ending December 31, 2010 and the Manager does not currently anticipate that any of the loans in the Fund’s portfolio will be modified during the first quarter of the year ending December 31, 2010.  However, in the event that a loan is modified or extended during the first quarter of fiscal 2010, the Manager does not expect any such loans would include any unfunded interest reserves.

Important Relationships Between Capital Resources and Results of Operations

Loans in Default Status Update, page 182

29.
We note your response and revised disclosures to prior comment 83 from our letter dated January 28, 2010, including your additional narrative disclosures related to the current status of loans in default at September 30, 2009. We note your sentence in the fourth paragraph in page 183 that “additionally, you commenced foreclosure proceedings on four additional loans in default in the fourth quarter of 2009.” It is not clear from your disclosure whether those four loans are within the 16 total loans mentioned at the beginning of the paragraph, or are in addition to the 16 loans. Please revise to clarify whether these four loans are part of the 16 total loans discussed at the beginning of the paragraph. In addition, if they are included in the 16 loans discussed at the beginning of the paragraph, it appears that you discuss the status of only 43 loans in this narrative disclosure versus the 48 total loans in default presented in the tabular disclosure on page 184. Please also provide a narrative disclosure for the remaining loans in default at September 30, 2009.

Ms. Kathryn McHale, March 17, 2010 - Page 16

Response:

The Company has revised pages 184 and 185 of the S-4 in response to the Staff’s comment. The revised disclosure includes a discussion of activities occurring subsequent to December 31, 2009 and the current status of all loans in default as of December 31, 2009.

30.
We note your response to prior comment 83 from our letter dated January 28, 2010 and related disclosure revisions, including your additional tabular disclosures related to loans in default On pages 183 and 184. Please note that disclosure information required by Item III.C of Industry Guide 3 is required for each of the last five years. As such, please further revise to also present information related to loans in default (i.e. past due loans) for the years ended December 31, 2007, 2006, 2005 and 2004, as appropriate. If you had no loans in default at those dates, please revise to clearly state that fact.

Response:

The Company has revised the tabular disclosure in the “Selected Financial Data” on page 156, 157 and F-36 of the S-4 in response to the Staff’s comment.

31.
We note your response to prior comment 83 from our letter dated January 28, 2010 and related disclosure revisions, including your additional disclosure related to loans in default by loan classification on page 184. In order to increase transparency, please further revise this tabular disclosure to separately present loans in default by loan classification that are considered non-accrual versus loans in default by loan classification that are still accruing interest. Please also note that Item III.C of Industry Guide 3 requires that this information be presented for each of the last five years.

Response:

The Company has revised the tabular disclosure in the “Selected Financial Data” on page 156, 157 and F-26 of the S-4 in response to the Staff’s comment.

Loans in Default and Impaired Loans, page 184

32.
We note your response and revised disclosures related to prior comment 81 from our letter dated January 28, 2010. In your response to bullet point “c”, you told us your policy for reclassifying a loan from non-accrual status to accrual status. However, it does not appear that you have disclosed this aspect of your policy in the filing. Please revise this section and your accounting policies footnote in your financial statements to disclose your policy for returning a loan to accrual status including the information provided in your response to previous comment 81c.

Ms. Kathryn McHale, March 17, 2010 - Page 17

Response:

The Company believes it has adequately addressed the Staff’s prior comment 81 and respectfully refers the Staff to the Company’s disclosure of its policy regarding a loan returning to accrual status, on pages 205 and F-12 of the S-4, which provides as follows:

“A loan is typically not removed from non-accrual status until the borrower has brought the respective loan current as to the payment of past due interest, and unless management is reasonably assured as to the collection of all contractual amounts due under the loan based on the value of the underlying collateral of the loan, the receipt of additional collateral required and the financial ability of the borrower to service our loan.”

33.
We note your response to prior comment 89 from our comment letter dated January 28, 2010. It appears from your response that you believe you are not required to present information related to financial assets and liabilities measured at fair value on anon-recurring basis (e.g. impaired loans) since you did not elect to adopt the fair value option under ASC 825-10-5 (SFAS 159). Please note that regardless of whether or not you elected the fair value option, you are still  required to present information required by ASC 820-10-50 (SFAS 157) for all financial instruments measured at fair value on both a recurring and non-recurring basis. Accordingly, as previously requested, please revise to present all of the information required by ASC 820-10-50-5 for your financial assets and liabilities measured at fair value on a non-recurring basis in a tabular format as required by ADC 820-10-50-8. Please also revise your disclosures in Note 4 on pages F-24 and F-55 and in all future interim and annual financial statements accordingly.

Response:

In response to the Staff’s comment, the Company has revised page F-34 of the S-4 to present all of the information required by ASC 820-10-50-5 for financial assets and liabilities measured at fair value on a non-recurring basis in a tabular format as required by ASC 820-10-50-8.

Loan Portfolio Valuation Analysis and Allowance for Credit Losses, page 185

34.
We note your response and revised disclosures related to prior comment 87 from our letter dated January 28, 2010. Please address the following related to your fair value methodology used to value the collateral underlying your loan portfolio:

Ms. Kathryn McHale, March 17, 2010 - Page 18

a.
You repeatedly refer to your consideration of the “highest and best use” of the collateral in your response and in your disclosures, including your disclosures on page 187. ASC 820-10-35-10 defines “highest and best use,” and differentiates between assets where the valuation premise is based on “In-use” valuation versus “In-exchange” valuation. Based on the guidance of ASC 820-10-35, including the definitions of “In-use” valuation versus “In-exchange” valuation provided in paragraph 10, please revise to clarify the consideration you gave to the highest and best use of your various properties (in terms of “In-use” valuation versus “In-exchange” valuation) in determining whether to use Level 2 or Level 3 data or whether to value the property on an “As is” basis or on an “As developed” basis.

Response:

In response to the Staff’s comment, the Company has revised page 186, 187 and F-29 of the S-4 to discuss and clarify the consideration given to the highest and best use of its various properties (in terms of “in-use” valuation versus “in-exchange” valuation) in determining whether to value the property on an “as is” basis or on an “as developed” basis.

b.
You state on page 187 that beginning in the fourth quarter of 2008 you used Level 2 data for your valuation of the collateral. If Level 2 data was previously available, please more clearly explain why you did not use it prior to the fourth quarter of 2008.

Response:

The Company has addressed the Staff’s comment in its revision to pages 188 and 189 in the S-4 in response to comment 34(a).

c.
Your response to bullet point “b” indicates that you did not specifically adjust your valuations for entrepreneurial profit margins. Tell us the discount rates used for the loans where you used the “as developed” approach. Tell us how you determined that the risk premium for entrepreneurial profit margins was properly captured in the discount rates used, and quantify how you adjusted or increased the discount rates to capture the additional risk premium.

Response:

The Company considered the concept of entrepreneurial profit through the range of selected discount rates utilized. The Company determined the discount rates from input obtained directly from a cross-section of market participants and industry experts, including third party appraisers and real estate brokers.

Ms. Kathryn McHale, March 17, 2010 - Page 19

With respect to projects involving substantial risk and costs, some form of return is appropriate to the development position. In risky projects, as well as those involving lower costs of development, profit is often attributable to construction and product sales only. The Company took many considerations into account in reconciling an appropriate discount rate for the subject, including the risk in development, timing, stage of development and cost of funds, among others.

Risk elements can vary depending upon location and product.  However, among the elements typically weighed in determining an appropriate discount rate that can range from 15% to 30% for a residential community are the following:

•           stage of entitlements;

•           developer demand for subject product;

•           inventory competition;

•           number of units;

•           lot and product type;

•           duration of the development;

•           overall range of product pricing;

•           maturity of the submarket;

•           lot condition;

•           development costs; and

•           the availability and cost of financing.

To determine the appropriate discount rates to utilize in the valuation of real estate, the Company’s third party valuation firm reviewed the most recent survey performed by Korpacz as of mid-year 2009 regarding discounts rates for development properties. The Korpacz survey is primarily focused on discount rates for residential land, and the most recent survey listed free and clear discount rates ranging from 12% to 30% with an average discount rate slightly above 20%. This average is 150 basis points higher than the average reported for the fourth quarter of 2008, and assumes that entitlements are in place. Without entitlements in place, certain investors increase the discount rate from 400 to 1,500 basis points. The Company’s third party valuation firm also reviewed the most recent survey as of the third quarter 2009 performed by Realty Rates regarding discounts rates for site-built residential development properties. This survey listed free and clear discount rates ranging from 12% to 58%, with an average discount rate of 33%.

Ms. Kathryn McHale, March 17, 2010 - Page 20

A survey of developers conducted by the Company’s third party valuation firm and a review of development pro formas indicate that, in a typical master development program with moderate risk, most market participants typically require non-leveraged internal rate of return hurdle rates of 20%.  For projects lacking entitlements and/or in a raw land condition, threshold rates up to 10% higher could be expected in the prevailing market.  Further, the Company believes that many market participants would require some additional increase in returns to offset the downturn in the housing market, the increased risks and the scarcity and/or undesirability of available financing facilities. The Company believes that in distressed markets the typical range of hurdle rates quoted is 20% to 30%.

To evaluate mortgage loans, the Company utilized discount rates ranging from 9.5% to 25% in 2008, and rates ranging from 10.5% to 30% in 2009.

d.
We note your response to bullet point “c”. Tell us specifically how you determined which result to use or how you weighted the results. Tell us in detail how you applied the “highest and best use” criteria in these circumstances and how the valuation estimates were adjusted accordingly.

Response:

The Company has addressed the Staff’s comment in its revision to pages 188 and 189 of the S-4 made response to comment 34(a).

e.
Your response to bullet point “f” indicates that you believe an “as is” valuation of your loan portfolio would have produced a valuation $20.4 million lower than the valuation you used. You indicate that $19.9 million of the decrease would relate to excluding offers to purchase by unaffiliated third parties on the 12 loans where you used those offers in lieu of your “as is” valuations. Please provide us with a table that details the following:

o	a breakdown of the valuation for each loan on an “as is” basis;

o	the amount of the purchase offer received;

o	the date the purchase offer was received; and

o	the nature of the offer and any limitations or conditions.

Ms. Kathryn McHale, March 17, 2010 - Page 21

Response:

In response to the Staff’s comment, the Company has prepared the chart attached hereto as Exhibit A, which is a valuation and offer summary listing each loan, the range of values provided by the third party valuation firms utilized (primarily subsidiaries of Cushman & Wakefield, Inc.), recent offers received, the dates of such offers, as well as the general nature of the offers and related limitations or conditions.

f.
Given the significant excess of the purchase offers over the “as is” valuation of $19.9 million, tell us why none of the offers was accepted, particularly in light of the Fund’s current liquidity issues.

Response:

Generally, the Manager on behalf of the Fund has been reluctant to accept initial unsolicited offers because it believes these offers are reflective of distressed real estate pricing for sales transactions made by a seller of an asset under duress, which the Fund believes it is not.  Moreover, the Company believes that the quality of the collateral securing its loans remains intact and that its collateral values will recover as market conditions improve. The Company also believes that the offers it has received in 2010 support this position. As a result, the Company typically uses the unsolicited offers as a starting point for negotiation rather than as an immediate exit strategy.

g.	Tell us whether you received any other purchase offers for loans other than the 12 noted above. If so, please provide us with the details of those offers in the context of their “as is” valuations.

Response:

The Manager regularly receives both formal and informal unsolicited offers from various third parties with respect to the Fund’s loans and real estate owned assets.  The Manager’s asset management team tracks these offers, which sometimes are well above the current “as-is” valuation amounts in relation to the third party valuation firm’s conclusion of value, and sometimes below the “as-is” valuation amounts.  While the Manager’s asset management team tracks all offers received, limited, if any, consideration is given to offers below the “as-is” valuation since such offerors are generally perceived to be trolling for deeply discounted purchases relative to market prices, which the Manager generally does not entertain for the reasons stated in response to comment 34(f).  Please refer to the table presented in response to comment 34(e).

h.
You note that the remaining $500,000 of the $20.4 million valuation difference represented the amount by which the Level 3 valuations on two loans exceeded their “as is” valuations. Please explain in detail why you believe the Level 3 valuations were more indicative of the fair value of these loans. Please provide us with the details of your valuations on these loans for both the Level 3 basis and the “as is” basis.

Ms. Kathryn McHale, March 17, 2010 - Page 22

Response:

After further analysis, the Company has revised its disclosure on pages F-32 and F-33 in the context of the December 31, 2009 amounts presented.  The amounts referred to above that were utilized in the Manager’s valuation as of September 30, 2009 were in line with the high end of the “as-is” value range.  The Manager utilized the high end of the range for these two assets because the Manager’s supplemental analysis of the assets supported the high end of the range for these assets.  Nevertheless, the amounts utilized were within the “as-is” determinable range as determined by the Manager and supported by the valuation reports of an independent valuation firm.

35.
We note your response and revised disclosures in response to prior comment 88 from our letter dated January 28, 2010. Further, we note your response to bullet point “b” in which you indicate that you “had all significant loans appraised at December 31, 2008. For purposes of the September 30, 2009 report on Form 10- Q, (you) had all of the portfolio assets (loans and real estate owned assets) subjected to valuation by independent third-party valuation firms.” Please address the following:

a.	Tell us and revise to clarify what you mean by “subjected to valuation” by independent valuation firms and how these procedures differ from obtaining an appraisal on each loan.

Response:

Based on consultation with its independent valuation firm, the Company believes there is not a material distinction between these two terms.  Accordingly, the Company has revised its disclosure in this filing, and will do so in future filings, to ensure there is consistency in the terminology used.

b.
We were unable to locate revised disclosures in your filing that describe your appraisal process, specifically as stated in the first two sentences of your response to bullet point “b”. Please tell us where this information has been disclosed in your filing, or revise to include this information accordingly.

Response:

In response to the Staff’s comment, the Company has revised page F-18 of the S-4 to disclose the fact that the Fund typically obtains an appraisal on real estate acquired through foreclosure within 90 days of the date of foreclosure.

Ms. Kathryn McHale, March 17, 2010 - Page 23

36.	We note your response and revised disclosures on page 191, related to your charge-off policy, in response to prior comment 90 from our letter dated January 28, 2010. Please address the following:

a.	Please revise to more clearly describe when and how you record loan charge-offs, including the timing of the charge-off and the specific factors or “triggers” that warrant a loan to be charged-off.

Response:

The Company has revised pages 194, 208 and F-14 of the S-4 in response to the Staff’s comment.

b.	Tell us whether you record partial loan charge-offs and, if so, please revise to disclose that fact and describe the specific circumstances in which you would record a partial charge-off.

Response:

The Company has addressed the Staff’s comment in its response to comment 36(a). The revised disclosure includes the following, which the Company believes addresses partial loan charge offs:

“Loan charge offs generally occur under one of two scenarios including, 1) the foreclosure of a loan and transfer of the related collateral to real estate owned status, or 2) the Manager elects to accept a loan payoff at less than the contractual amount due.  Under either scenario, the loan charge off is generally recorded through the allowance for credit loss.

A loan charged off is recorded as a charge to the allowance for credit loss at the time of foreclosure in connection with the transfer of the underlying collateral to real estate owned status. The amount of the loan charge off is equal to the difference between the contractual amounts due under the loan and the fair value of the collateral acquired through foreclosure, net of selling costs.”

c.	Please revise to include your charge-off policy in your significant accounting policies footnote to your financial statements for all periods presented, as applicable.

Response:

The Company has addressed the Staff’s comment in its response to comment 36(a).

Ms. Kathryn McHale, March 17, 2010 - Page 24

37.
We note your response and revised disclosures on pages 192, F-29 and F-62, related to the line item “Transferred from Other Accounts” as shown in your allowance for credit losses rollforward, in response to prior comment 90 from our letter dated January 28, 2010. Please address the following:

a.
We note from your revised disclosure that the $2.4 million increase in your allowance as of December 31. 2008 related to a portion of the accretable discount due to the Manager for a loan originally recorded under SOP 03-3 and for which you recorded an additional allowance during fiscal year 2008. It would seem that an amount due to the Manager from the Fund would decrease your allowance rather than increase the allowance. Please tell us why the amount is increasing the ending allowance balance at December 31, 2008.

Response:

As described on page F-40 of the S-4 and in the Company’s response to comment 46, the Fund purchased a co-lender’s 90% participation interest of a promissory note in which the Fund previously held a 10% participation interest, resulting in the Fund becoming the sole lender under the promissory note. The promissory note was purchased by the Fund for $7.0 million at a discount from its face amount and the combined carrying value of the Fund’s basis in the promissory note totaled approximately $9.3 million at the time of purchase.

Based on the terms of the Fund’s operating agreement, the total anticipated gain on the transaction was to be split, 75% to the Fund and 25% to the Manager.  The portion of the estimated gain (i.e., accretable discount) allocated to the Fund was being accreted into interest income over the estimated remaining life of the promissory note during 2008, in accordance with applicable accounting guidance.  The portion of the estimated gain allocated to the Manager was distributed to the Manager on a monthly basis concurrently with the Fund’s recognition of interest income. The accounting for this transaction resulted in a debit to the receivable balance and credits to (i) income for the Fund portion, and (ii) cash for the amount distributed to the Manager.

The Manager initially estimated the loan payoff to be 12 months from the date of the acquisition.  However, based on economic conditions, the Manager re-evaluated the loan and concluded that the timing and amount of collection of the loan was undeterminable as of September 30, 2008. As a result, as of December 31, 2008, the Manager recorded an allowance for credit loss of $15.5 million, which included the amount of interest income accreted during the year ended December 31, 2008 of $7.2 million, and the amount distributed to the Manager of $2.4 million. Concurrently, the Fund recorded an advance to the Manager equal to the amount distributed to the Manager during the year ended December 31, 2008, or $2.4 million.

Ms. Kathryn McHale, March 17, 2010 - Page 25

b.
Further, please revise your disclosure in Note 4 on page F-32 under the section “Accretable Discounts and Acquired Loans” to more clearly disclose why a portion of the allowance on this loan was distributed to the Manager and to clearly identify the contractual obligations or arrangements that led to this adjustment.

Response:

In response to the Staff’s comment, Company has revised page F-40 of the S-4 to conform to the discussion in response to comment 37(a) above.

c.
It appears from your revised disclosures that the $45.3 million decrease in your allowance for credit losses as of September 30, 2009 relates to loan charge-offs, as it agrees to the Net charge-offs amount presented on page 149. If correct, in order to promote consistency throughout your document, please revise to change this line item caption to ‘Net charge-offs” in your rollforward on pages 192 and F-62, and elsewhere in your document as applicable.

Response:

With the inclusion of the December 31, 2009 financial statements in the S-4, the presentation of this rollforward does not lend itself to changing the line item caption to just “Net Charge Offs” due to the item described in the Company’s response to comment 37(a).  However, the Company has revised the caption on pages 194 and F-36 of the S-4 to read “Net charge offs and transfers from other accounts”, and provided a further explanation of these amounts in the text following the table.

Liquidity and Capital Resources

Interest Income, page 199

38.
We note your response and revised disclosure to prior comment 94 from our letter dated January 28, 2010. Please further revise this section to disclose the amount of interest income recognized due to interest reserves for each period presented.

Response:

In response to the Staff’s comment, the Company has revised pages 199, 200 and F-49 of the S-4 to disclose the amount of interest income recognized on loans which was satisfied by the use of unfunded and funded interest reserves.

Ms. Kathryn McHale, March 17, 2010 - Page 26

Executive Compensation, page 235

39.
We note your response to comment 99 in our letter dated January 28, 2010. Please tell us how you concluded that neither Ms. Guske nor Mr. Peterson is an executive officer within the meaning of Exchange Act Rule 3b-7. We note, in that regard, the disclosure on page 229 that Ms. Guske, the Senior Vice President – Loan Management, is responsible for the management of all loan and construction related activities and Mr. Peterson, the Senior Vice President – Investments, is responsible for managing all broker-dealer relationships and facilitating or overseeing all investor-related financial matters. Please address in your response how you concluded that neither individual is in charge of a principal business unit, division or function or performs a policy making function.

Response:

Under Exchange Act Rule 3b-7, the term “executive officer”, when used with reference to a registrant, means its president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.  Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

While Ms. Guske and Mr. Peterson have certain responsibilities for significant aspects of the Fund’s operations, these individuals historically have not been deemed to be executive officers of the Manager since they are not in charge of a principal business unit, division or function and their activities are subject to direct oversight and approval by Messrs. Albers, Meris and Darak.  The activities and responsibilities of Ms. Guske and Mr. Peterson historically have not included any direct policy-making functions.

The Company supplementally informs the Staff that it has revised page 231 of the S-4 to more clearly describe the employment roles and responsibilities of Ms. Guske and Mr. Peterson.

40.
We note your response to comment 100 in our letter dated January 28, 2010 and your revised disclosure on page 239. Please revise to disclose why base salary levels for Messrs. Albers, Meris and Darak reverted to their prior levels. For example, please discuss whether the reduced revenue and liquidity available to the Manager that caused the base salary reductions were mitigated or if the reversion was based on some other set of factors.

Response:

The Company has revised page 240 of the S-4 in response to the Staff’s comment.

Description of IMH Financial Corporation’s Capital Stock, page 246

41.
You disclose on page 246 that shares of your voting common stock to be issued in the Conversion Transactions and an initial public offering will be duly authorized, validly issued, fully paid and nonassessable. Please tell us the basis for the legal conclusion related to the shares to be issued an initial public offering. We note, in that regard, that you will receive an opinion of counsel prior to effectiveness of the registration statement regarding the shares to be issued in the Conversion Transactions.

Ms. Kathryn McHale, March 17, 2010 - Page 27

Response:

In response to the Staff’s comment, the Company has revised page 248 of the S-4 to delete the reference to shares of common stock to be issued in an initial public offering.

Material U.S. Federal Income Tax Considerations, page 269

42.
We note the statement that in the opinion of counsel to the Fund, this section is a summary of the material U.S. federal income tax considerations with respect to the Conversion Transactions relevant to members of the Fund. We also note that counsel has provided a short-form tax opinion. If you elect to use a short-form opinion, the prospectus must state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion. It is not appropriate for the prospectus to state that the discussion is a summary of the tax consequences. Please revise accordingly.

Response:

The Company has revised page 276 of the S-4 in response to the Staff’s comment.

Consolidated Financial Statements – IMH Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Real Estate Held for Development, page F-16

43.
We note your response and revised disclosure to prior comment 106 from our letter dated January 28, 2010. In your response to bullet “d”, you disclose that you estimate the fair value of assets acquired through foreclosure based on the “proposed development of the related asset, if deemed appropriate, as opposed to a sale of such property on an “as-is” basis.” Please address the following:

a.	For the balance sheet dates presented, please revise to quantify the extent to which your assets acquired in foreclosure were valued on an “as is” versus and “as developed”.

Response:

In response to the Staff’s comment, the Company has revised page 195 and F-42 of the S-4 to quantify the extent to which assets acquired in foreclosure were valued on an “as-is” versus an “as-developed” basis.

Ms. Kathryn McHale, March 17, 2010 - Page 28

b.	Provide us with a table that details the following for each of your assets acquired in foreclosure as of each balance sheet date presented:

o	a breakdown of the valuation amount for each asset;

o	identification of the methodology used (“as is” basis or “as developed” basis);

o	for assets where the “as developed” basis was used, tell us whether you also computed a valuation on the “as is” basis and the amounts computed; and

o	how you determined which valuation basis to use.

Response:

In response to the Staff’s comment, the Company has prepared a summary of real estate owned assets and will deliver it under separate cover.

c.	Clearly disclose how you determined which approach was appropriate, and identify any changes to the valuation approach used for a given property for the balance sheet dates presented.

Response:

The Company has revised page F-42 of the S-4 in response to the Staff’s comment.

d.
For the assets valued on an “as developed” basis, tell us whether you adjusted your valuations for entrepreneurial profit margins. Tell us the discount rates used for the loans where you used the “as developed” approach. Tell us how you determined whether the risk premium for entrepreneurial profit margins was properly captured in the discount rates used, and quantify how you adjusted or increased the discount rates to capture the additional risk premium.

Response:

As requested by the Staff, the Company has prepared a summary of real estate owned assets for delivery under separate cover, which includes the discount rates that were used to value the real estate as of the date of foreclosure.  However, under the accounting guidance discussed in the response to comment 43(a), subsequent to the transfer of the foreclosed asset to a real estate owned status, the valuation of such assets does not require the discounting of cash flows for purposes of determining impairment in accordance with ASC 360-10-20 (SFAS No. 144), unless the net proceeds from disposition are not sufficient to recover the carrying value of such assets. As such, in instances in which the Company intends to develop properties acquired through foreclosure, the Company does not believe that further adjustments to risk premium are required or necessary unless the Company determines that the undiscounted cash flows reflect an impairment of the asset.

Ms. Kathryn McHale, March 17, 2010 - Page 29

e.
For assets where you used an “as developed” approach, please tell us how you considered the resulting valuation amount as compared to the valuation amount that would have been produced under an “as is” approach.

Response:

While the Company considers the “as is” values received from the independent valuation firms or appraisals, the Company also considers the Manager’s intent and ability with respect to the timing and disposition strategy for the individual assets. In instances where the Company considers development of the asset to be feasible, under the methodology discussed in the response to comment 43(a), the Company utilizes its residual analysis development model to ascertain whether the net cash proceeds from disposition of the asset is sufficient to recover the carrying value of the asset. If the Manager is considering disposing of the asset and does not intend to develop it, the Company utilizes an “as-is” approach for purposes of determining whether an impairment charge of the asset is necessary.

f.	Tell us whether you believe the use of an “as is” basis would have produced a valuation amount that was significantly different than the amounts you used and the basis for your conclusions.

Response:

The summary of real estate owned assets to be delivered under separate cover includes the “as-is” and “as developed” valuation amounts for each asset.  The analysis shows that the carrying value of real estate owned exceeds the December, 31, 2009 “as is” valuations performed by subsidiaries of Cushman & Wakefield, Inc., by approximately $18.3 million.   However, the Manager concluded that, other than any “as is” valuations utilized, reliable market participant support is not currently available and, therefore, fair values were determined by the Manager using a development approach using assumptions deemed relevant by the Manager and other information provided by independent valuation specialists.

Note 4 — Mortgage Investments. Loan Participations and Loan Sales, page F-20

44.
We note your response and revised disclosures to prior comment 104 from our letter dated January 28, 2010. However, we note that you continue to refer to your provision for credit losses as “valuation charge for current fair value” in your allowance for credit loss rollforward on pages F-29 and F-62. Please revise to consistently refer to your provision as “provision for credit losses”, as indicated throughout the remainder of your amended filing.

Ms. Kathryn McHale, March 17, 2010 - Page 30

Response:

The Company has revised the S-4 throughout in response to the Staff’s comment.

45.
We note your response to prior comment 107 from our letter dated January 28, 2010. In your response to bullet “d”, you state that you previously recorded cash flows related to sales and purchases of loans as financing activities because, although not legally obligated to do so, you consistently repurchased sold loans and, as such, considered them to be borrowings rather than traditional loan sales. The guidance in ASC 230-10-45-12 and 45-13 requires that cash inflows and outflows related to sales and purchases of loans should be classified as investing cash flows. Please revise to present the amounts related to “Proceeds from Sale of Whole Loans” and “Repurchase of Whole Loans Sold” as investing cash flows.

Response:

In response to the Staff’s comment, the Company has revised page F-6 of the S-4 to revise the classification of these activities as investing activities in the statements of cash flows.

46.
We note your response to prior comment 108 from our letter dated January 28, 2010; however, it does not appear that you appropriately addressed our comment. As such, as previously requested, please revise to include the disclosures required by ASC 310-30-50 (SOP 03-3). If you continue to feel that disclosure of this information in your filing would be competitively harmful to the Company, please, at minimum, provide us with the information required by ASC 310-30-50 in your response letter and consider the provisions of Rule 83 as you deem necessary. Please note that we may have additional comments.

Response:

In response to the Staff’s comment, the Company revised page F-40 of the S-4 include the disclosures required by ASC 310-30-50 (SOP 03-3) for this transaction. The following discussion is a summary of the background and conclusions reached by the Manager regarding the accounting treatment of the note purchased at a discount in accordance with ASC 310-30-50 (SOP 03-3) and the reasons why the required disclosures were not initially made in the form presented.

Ms. Kathryn McHale, March 17, 2010 - Page 31

Background

The Laughlin Ranch promissory note (NT 76) was originated in the first quarter of 2005 and was a loan participation with Drawbridge/Fortress, or Fortress, on a $34 million loan for Sections 8 and 9 of Laughlin Ranch, Arizona with the Fund participating for up to 10% thereof, or $3.4 million, of the total funding (although only $2.3 million was ultimately funded by the Fund) and Fortress holding a 90% participation interest.  The collateral is located in Bullhead City, Arizona, and the Manager believes it is an attractive asset due to its proximity to casinos, the Colorado River and Lake Mohave.  The owner/developer was working in conjunction with the City to develop over 14,000 acres, including residential, commercial and industrial parcels.  The collateral package includes 238 custom lots (of which 177 remain as collateral), and the loan balance represents less than 40% of the original appraised value of $89.1 million determined in 2005.  The collateral package also includes a first lien on the community’s fully complete golf course, which had an original appraised value of $15 million, as well as a first lien on Section 15 of Laughlin Ranch, an area of unimproved land intended for future development.  In the past several years, property sales have slowed materially and values have declined within the Laughlin Ranch Community.  The loan matured in January 2007, and the Manager worked with the borrower and trustee through the chapter 11 bankruptcy process.  In connection with the bankruptcy, in June 2007, the Lewis Company signed a letter of intent to purchase the project and agreed to provide debtor-in-possession financing of up to $10 million to the project to fund ongoing operations.  The Lewis Company chose to withdraw its bid to purchase the project in September 2007 reportedly due to other commitments.

In November and December 2007, the Fund executed two transactions in connection with this development in order to maintain the overall value of the project to seek to protect the Fund’s investment.  First, on November 26, 2007, the Fund and Fortress collectively purchased the Lewis Company’s interest in the DIP loan at par ($2.28 million), giving the lenders a super priority lien on all collateral.  Secondly, on December 5, 2007, the Manager, on behalf of the Fund, negotiated an arrangement to buy out Fortress’ share of the DIP loan (at par) for approximately $914,000, as well as its 90% participation interest in the $34 million loan (with a principal balance of approximately $37.4 million as of November 15, 2007, inclusive of default interest and penalties totaling $5.6 million) for $7.0 million.

On March 19, 2008, the Fund, through the creation of a wholly-owned subsidiary, IMH Special Asset NT 76, LLC, purchased an additional 329 residential lots and certain commercial property located within the Laughlin Ranch Community from Nationwide Homes Development, LLC, BHC Overlook, LLC, BHC Pinnacle, LLC, and Orange Coast Properties, LLC (collectively “Nationwide”) for $7.2 million.  This transaction was executed in order to seek to preserve and add additional value to the Laughlin Ranch Community project as a whole.  Based on the Manager’s estimate at that date, the purchase of this additional parcel was expected to add an amount in excess of $3 million to the net realizable value of the entire project. As a result, the supplemental net realizable value impacts not only the value of the parcel purchased, but also the collateral value on the existing loans and project as a whole.

Due to the significant discount relating to the purchase of the 90% participation interest of Fortress’s interest in the loan, the accounting treatment for this transaction is governed by SOP 03-3 - Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3).

Ms. Kathryn McHale, March 17, 2010 - Page 32

The Fortress loan is a fixed rate note bearing contractual interest at 13% per annum, default interest at 24% per annum and $1,000 per day penalties. Based on amounts recorded relating to the Fund’s original 10% loan participation, and the balances obtained from Fortress at the time of the purchase of its 90% participation interest in the loan, the Fund’s initial investment and the contractual amounts due under the loan are as follows:

					Total	Accrued	Total
	Prinicipal	Accrued	Initial	Principal	Accrued	Late	Balance
Recap	Basis	Interest	Investment	balance	Interest	Fees	Due
10% Interest in NT 76	2,252,670	22,108	2,274,779
90% Interest in NT 76	7,000,000		7,000,000
Total loan	9,252,670	22,108	9,274,779	37,407,016	1,562,673	1,861,852	40,831,542

The Manager concluded during negotiations with Fortress that Fortress desired to sell its interest in the note at a “fire sale” price, and the discount was not indicative of the actual value of the underlying collateral, although the value of the underlying collateral was well below the current note balance.  Nevertheless, at the time of the Fund’s acquisition from Fortress of Fortress’s interest in the loan, in the absence of a current valuation or other supporting information or transactions, the Manager presumed a value approximating its total investment of $9.3 million plus accruable note rate interest.  As a result, the accretable value of the loan approximated the book value of the loan, and interest recognized for December 2007 was $66,048.  Given the facts and circumstances surrounding the transaction at the time of the Fund’s purchase of Fortress’s interest in the loan, the Manager believes this treatment is reasonable and consistent with SOP 03-03.

However, in January 2008, two events caused the Manager to re-evaluate the underlying collateral value of this loan.  First, the borrower was approached by a European investor who wished to purchase two Sections (Sections 11 and 15) of the Laughlin project, that are generally considered some of the least desirable areas of the project, for $10.5 million.  This transaction closed at the end of January 2008.  Second, an independent valuation analysis conducted by the Meyers Builders Advisors concluded that the collective median value of the collateral was approximately $33.2 million, with the following breakdown:

Ms. Kathryn McHale, March 17, 2010 - Page 33

		Low	High	Median	Principal	Accrued	Initial
Collateral Values		End	End	Value	Basis	Interest	Investment

Section 15 Parcel		$4,000,000	$5,000,000	$4,500,000
177 Lots		23,046,904	27,656,285	25,351,595
Golf Course		10,000,000	12,000,000	11,000,000
NT 76 Collateral		37,046,904	44,656,285	40,851,595
Less: est. value of Clubhouse		(3,168,299)	(3,168,299)	(3,168,299)
Less: release of Section 15 upon NT 71 payoff**		(4,000,000)	(5,000,000)	(4,500,000)
NT 76 Collateral/Gross NRV		$29,878,605	$36,487,986	$33,183,296	9,252,670	22,108	9,274,779
Less: Selling costs	6%			(1,990,998)
Less: Trustee exit fee				(3,500,000)
Less: recovery of foreclosure costs				(1,000,000)
Net proceeds				26,692,298
Initial investment				(9,274,779)
Net recovery				$17,417,519
Less: note rate interest to Fund				$(1,375,085)
Allocable amount				$16,042,434

Allocation to Fund	75%			12,031,826
Allocation to Manager	25%			4,010,609
				16,042,434

As mentioned above, the reduction of the collateral value was attributed to the borrower’s payoff of a non-related loan at the Laughlin Ranch project in January 2008, in which the borrower requested a release of the lien on Sections 11 and 15.  The proceeds from the borrower’s sale of these parcels was applied to the full payoff of NT 71.  Because of the perceived significant value of the remaining collateral under NT 71, even after the release of Section 15 (which, along with Section 11, is considered by the Manager to be among the least attractive Sections of the Laughlin Ranch project), the Manager allowed the release of the Section 15 collateral from NT 76.

Based on the above and independent valuations received by the Manager, the Manager estimated that the payoff of NT 76 would occur over a one year period, based on interest received in the project and as supported by the then-recent independent valuations conducted by Meyers Builders Advisors and the sale of Sections 11 and 15.  Accordingly, the accretable yield is computed as shown in the above schedule.

As noted above, the purchase of the additional real estate from Nationwide in March 2008 is expected to result in an additional $3.0 million in the net realizable value of the overall project.  The Manager believes that the allocation of the supplemental $3.0 million should be made in the ratio of 2/3 (or $2.0 million) to the purchased property (none of which will be realized until the property is liquidated) and 1/3 (or $1.0 million) to the remainder of the project.  In accordance with SOP 03-3, as discussed above, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life.  As a result, the additional $1 million in expected cash flow was added to the accretable yield to be recognized prospectively beginning in March 2008.

Ms. Kathryn McHale, March 17, 2010 - Page 34

Due to the fact that this singular transaction is easily recognizable by the borrower and other parties in a public filing, complete disclosure under SOP 03-3 would impair the Fund’s negotiating position with the borrower.  Accordingly, the following summarizes the disclosures required and the information that historically has been disclosed:

a.	Separately for both those loans that are accounted for as debt securities and those loans that are not accounted for as debt securities:

(1) The outstanding balance and related carrying amount at the beginning and end of the period. (Disclosed).

(2) The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period. (Partially disclosed).

(3) For loans acquired during the period, the contractually required payments receivable, cash flows expected to be collected, and fair value at the acquisition date. (Not previously disclosed).

(4) For those loans within the scope of this SOP for which the income recognition model in this SOP is not applied in accordance with paragraph 6, the carrying amount at the acquisition date for loans acquired during the period and the carrying amount of loans at the end of the period. (Disclosed).

b.	Further, for those loans that are not accounted for as debt securities, an investor should disclose:

(1) The amount of (a) any expense recognized pursuant to paragraph 8(a) of this SOP and (b) any reductions of the allowance recognized pursuant to paragraph 8(b)(1) of this SOP for each period for which an income statement is presented. (Disclosed).

(2) The amount of the allowance for uncollectible accounts at the beginning and end of the period. (Disclosed).

(3) Cash flows expected at acquisition. The investor's estimate, at acquisition, of the amount and timing of undiscounted principal, interest, and other cash flows expected to be collected. (1) This would be the investor's best estimate of cash flows, including the effect of prepayments if considered, that is used in determining the acquisition price, and, in a business combination, the investor's estimate of fair value for purposes of acquisition price allocation.” (Not previously disclosed).

Ms. Kathryn McHale, March 17, 2010 - Page 35

Consolidated Financial Statements for the Period Ended September 30, 2009 – IMH Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Subsequent Events, page F-51

47.
We note your response and revised disclosure to prior comment 109 from our letter dated January 28, 2010. We note that you disclose information related to an additional event that occurred subsequent to December 31, 2009 that involved the purchase of golf memberships for $4.6 million and the payment of golf monthly dues and assessments totaling $407,000 related to certain residential lots that the Fund acquired through foreclosure. Please tell us how you recorded the settlement and payment of $4.6 million related to the purchase of the golf memberships in your financial statements. Please refer to any technical guidance you relied on when determining how to record this transaction. Further, please tell us the date you recorded this transaction in your financial statements.

Response:

The recording of the purchase of golf membership rights and the related non-interest bearing note was accounted for in accordance with ASC 835-30-25-6.  In response to the Staff’s comment, the Company has revised page F-45 of the S-4 to disclose the accounting treatment for this transaction.

Consolidated Financial Statements – Investors Mortgage Holdings. Inc.

Note 2 – Principles of Consolidation, page F-79

48.
We note your response to prior comment 110 from our letter dated January 28, 2010. Tell us how you considered the guidance of ASC 810-10-25-38C (SFAS 167), which indicates that a reporting entity’s determination of whether it has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights. Tell us how you evaluated whether the Fund Members represent a single reporting entity for voting purposes in evaluating the impact of kick-out rights.

Ms. Kathryn McHale, March 17, 2010 - Page 36

Response:

The Company has considered the guidance of ASC 810-10-25-38C (SFAS 167) and its interpretation is that the member kick-out rights that have been used to determine control under the FIN46R model are largely ignored, except in certain circumstances, and, as such, the Company has determined that the adoption of SFAS 167 will give rise to the Fund being a variable interest entity.  Despite this characterization, the Manager has also concluded that, qualitatively, the Fund was designed primarily such that the significant risks and rewards of ownership shall inure to the members of the Fund. Additionally, while the Manager has the right to certain contingent fees under the terms of the Fund’s operating agreement, historically these amounts have been, and the Manager believes will remain, insignificant and infrequent in occurrence in comparison to the benefits and returns provided to the Fund members.  Therefore, the Manager’s analysis concluded that the Manager is not the primary beneficiary of the Fund and it was determined that the Fund should not be presented on a consolidated basis with the Manager.

Annex F. page F-1

49.	Please tell us if there are any differences between the form of fairness opinion included as Annex F and the signed opinion delivered to the board of directors on February 8, 2010.

Response:

There are no differences from the form of fairness opinion included as Annex F and the signed opinion delivered to the board of directors on February 8, 2010, other than the date of the letter.  However, the Company has attached a revised version of the form of fairness opinion attached as Annex F that the Company expects Sutter Securities, Inc. to deliver, that (i) references an amended and restated merger agreement, (ii) references the number of shares to be issued in the Conversion Transactions, and (iii) deletes the final paragraph of the letter in response to comment 50.

50.
We note the limitation on reliance by members in the last paragraph of the fairness opinion to be provided by Sutter Securities. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Sutter Securities’ belief that members cannot rely upon the opinion to support any claims against Sutter Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in Sutter Securities’ engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Sutter Securities would have no effect on the rights and responsibilities of either Sutter Securities or the board of directors under the federal securities laws.

Ms. Kathryn McHale, March 17, 2010 - Page 37

Response:

The Company has included a revised form of fairness opinion in response in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-2

51.	We note your response to comment 20 of our letter dated January 28, 2010. Please file the management agreement between SWIM and SWI Fund as an exhibit.

Response:

The Company has filed the management agreement between SWIM and the SWI Fund as Exhibit 10.3 to the S-4 in response to the Staff’s comment.

Exhibit 23.1

52.	Please revise the independent auditors consent from BDO Seidman, LLP to include the date of their consent.

The Company has included updated auditor consents in connection with the provision of updated financial statements.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 3 to the S-4 that is marked to show cumulative changes from the version that was filed on February 16, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Ms. Kathryn McHale, March 17, 2010 - Page 38

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:          Brittany Ebbertt
Kevin Vaughn
Justin Dobbie

Exhibit A

	12/31/2009	Recent		Date of
Loan	CW Value	Offers	Difference	Offer	Nature of offer and any limitations/conditions
1	100,000	400,000	300,000	9/16/09-reaffirmed 3/10/10	Cash offer subject to standard underwriting due diligence would be required by offeror
2	150,000	1,250,000	1,100,000	3/4/2010	Cash offer subject to approval of rezoning and recordation of final plat as requested by offeror and determination of development costs by builder
3	1,431,850	1,336,393	(95,457)	11/1/2009	Buyer would pay 2009 and 2010 CFD payments and outstanding taxes. Seller financing to be provided - matures 12/01/10
4	225,000	800,000	575,000	3/4/2010	Cash offer subject to approval of rezoning and recordation of final plat as requested by offeror and determination of development costs by builder
5	300,000	720,000	420,000	9/16/09-reaffirmed 3/10/10	Cash offer subject to standard underwriting due diligence would be required by offeror
6	1,118,150	1,043,607	(74,543)	11/1/2009	Buyer would pay 2009 and 2010 CFD payments and outstanding taxes. Seller financing to be provided - matures 12/01/10
7	200,000	800,000	600,000	9/16/09-reaffirmed 3/10/10	Cash offer subject to standard underwriting due diligence would be required by offeror
8	250,000	240,000	(10,000)	9/16/09-reaffirmed 3/10/10	Cash offer subject to standard underwriting due diligence would be required by offeror
9	3,800,000	5,600,000	1,800,000	9/16/09-reaffirmed 3/10/10	Cash offer subject to standard underwriting due diligence would be required by offeror
10	1,100,000	1,385,000	285,000	11/5/09 - closed 1/29/10	Cash offer subject to standard underwriting due diligence would be required by offeror
11	625,000	786,000	161,000	11/5/09 - closed 1/29/10	Cash offer subject to standard underwriting due diligence would be required by offeror
12	430,000	1,600,000	1,170,000	verbal 2/17/10; LOI sent 3/8/10
Cash offer. The signed LOI stipulates a Contingency Period that expires 15 days after Buyer's receipt of all due diligence documents. Buyer can cancel escrow at any time prior during the Contingency Period. Close of Escrow to occur within 15 days after Contingency Period.

13	4,800,000	4,655,000	(145,000)	1/14/2010
14	1,570,000	550,000	(1,020,000)
15	1,170,000	1,316,233	146,233	9/16/09-reaffirmed 3/10/10	Standard underwriting due diligence would be required by offeror
16	400,000	3,124,186	2,724,186	9/16/09-reaffirmed 3/10/10	Standard underwriting due diligence would be required by offeror
17	375,000	1,319,581	944,581	9/16/09-reaffirmed 3/10/10	Standard underwriting due diligence would be required by offeror
18	1,900,000	2,800,000	900,000	9/16/09-reaffirmed 3/10/10	Standard underwriting due diligence would be required by offeror
	19,945,000	29,726,000	9,781,000